Cresco Labs

Exhibit 99.3
Cresco Labs Continues Track Record of Delivering Strong Operating Cash Flow
Q1 operating cashflow of $30 million
CHICAGO – May 30, 2025 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the first quarter ended and year ended March 31, 2025. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
First Quarter 2025 Highlights
•First quarter revenue of $166 million. First quarter operating cash flow of $30 million and Free Cash Flow1 of $25 million.
•Gross profit of $79 million. Adjusted gross profit1 of $82 million; and an Adjusted gross margin1 of 49% of revenue.
•SG&A of $58 million or 35% of revenue.
•Net loss of $15 million.
•First quarter Adjusted EBITDA1 of $36 million and Adjusted EBITDA margin1 of 22%.
•Retained the No. 1 share position in multiple billion dollar markets.2
Management Commentary
"We entered 2025 with the flexibility and financial strength needed to navigate market volatility, complete our debt refinancing, and remain both strategic and patient as we invest thoughtfully for long-term growth."
In Q1, we delivered $166 million in revenue, reflecting our successful plan to reduce AR exposure by limiting sales to wholesale accounts with credit risk. We generated $82 million in adjusted gross profit, and $36 million in Adjusted EBITDA. Most importantly, these actions translate into strong cash results. We generated $30 million in operating cash flow and ended the quarter with $162 million in cash, our highest balance in the past three years.
"We’re focused on ensuring our balance sheet remains in the strongest possible position to support long-term value creation," said Charlie Bachtell, Cresco Labs CEO and co-founder. "By staying disciplined and thoughtful in how we deploy capital, we’re positioning Cresco Labs to drive margin expansion, gain market share, and invest in sustainable growth when the right opportunities arise."

Balance Sheet, Liquidity, and Other Financial Information
•As of March 31, 2025, current assets were $311 million, including cash, cash equivalents, and restricted cash of $159 million. The Company had senior secured term loan debt, net of discount and issuance costs, of $353 million and a mortgage loan, net of discount and issuance costs of $18 million.
•Total shares on a fully converted basis to Subordinate Voting Shares were 484,592,240 as of March 31, 2025.
Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Monday, June 2, 2025, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast
1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to Hoodie Analytics.

Cresco Labs

or by dialing 1-833-470-1428 (US Toll Free) or 1-404-975-4839 (US Local), providing access code 671160. Archived access to the webcast will be available for one year on Cresco Labs’ investor website, here.
Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended March 31, 2025. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2025, on SEDAR+ and EDGAR on or about May 30, 2025. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2024, filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.
Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation, and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general, and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation, and amortization; Adjusted EBITDA as EBITDA less other (expense) income, net, fair value mark-up for acquired inventory, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less fair value mark-up for acquired inventory and adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business.

Cresco Labs

These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production, and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s, and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development, and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential,’ or ‘continue,’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event, or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs

Cresco Labs Inc.
Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations
For the Three Months Ended March 31, 2025, December 31, 2024, and March 31, 2024

	For the Three Months Ended
($ in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Revenue, net	$165,757	$175,909	$184,295
Cost of goods sold	87,126	91,883	92,083
Gross profit	78,631	84,026	92,212
Gross profit %	47.4%	47.8%	50.0%
Operating expenses:
Selling, general, and administrative	57,811	56,030	54,013
Share-based compensation	2,075	3,133	3,614
Depreciation and amortization	5,156	5,457	5,422
Total operating expenses	65,042	64,620	63,049
Income from operations	13,589	19,406	29,163

Other (expense) income, net:
Interest expense, net	(14,824)	(13,079)	(14,071)
Other income (expense), net	317	(3,272)	856
Total other expense, net	(14,507)	(16,351)	(13,215)
(Loss) income before income taxes	(918)	3,055	15,948
Income tax expense	(14,316)	(2,616)	(18,003)
Net (loss) income [1]	$(15,234)	$439	$(2,055)
[1] Net (loss) income includes amounts attributable to non-controlling interests.

Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended March 31, 2025, December 31, 2024, and March 31, 2024

	For the Three Months Ended
($ in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Revenue, net	$165,757	$175,909	$184,295
Cost of goods sold[1]	87,126	91,883	92,083
Gross profit	$78,631	$84,026	$92,212
Cost of goods sold adjustments for acquisition and other non-core costs	3,144	3,121	2,662
Adjusted gross profit (Non-GAAP)	$81,775	$87,147	$94,874
Adjusted gross profit % (Non-GAAP)	49.3%	49.5%	51.5%
[1] Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of March 31, 2025 and December 31, 2024

($ in thousands)	March 31, 2025	December 31, 2024
	(unaudited)
Cash, cash equivalents, and restricted cash (current)	$158,867	$141,003
Other current assets	152,226	153,254
Property and equipment, net	338,399	344,846
Intangible assets, net	293,317	293,994
Goodwill	283,484	283,484
Other non-current assets	137,808	138,774
Total assets	$1,364,101	$1,355,355

Total current liabilities	$113,197	$94,338
Total non-current liabilities	875,335	872,841
Total shareholders’ equity	375,569	388,176
Total liabilities and shareholders’ equity	$1,364,101	$1,355,355

Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended March 31, 2025, December 31, 2024, and March 31, 2024

	For the Three Months Ended
($ in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Selling, general, and administrative	$57,811	$56,030	$54,013
Adjustments for acquisition and other non-core costs	4,841	2,299	2,297
Adjusted SG&A (Non-GAAP)	$52,970	$53,731	$51,716
Adjusted SG&A % (Non-GAAP)	32.0%	30.5%	28.1%

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of Net (Loss) Income to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended March 31, 2025, December 31, 2024, and March 31, 2024

	For the Three Months Ended
($ in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Net (loss) income[1]	$(15,234)	$439	$(2,055)
Depreciation and amortization	12,906	13,904	15,331
Interest expense, net	14,824	13,079	14,071
Income tax expense	14,316	2,616	18,003
EBITDA (Non-GAAP)	$26,812	$30,038	$45,350

Other (income) expense, net	(317)	3,272	(856)
Adjustments for acquisition and other non-core costs	7,015	4,493	4,470
Share-based compensation	2,723	3,705	4,197
Adjusted EBITDA (Non-GAAP)	$36,233	$41,508	$53,161
Adjusted EBITDA % (Non-GAAP)	21.9%	23.6%	28.8%
[1] Net (loss) income includes amounts attributable to non-controlling interests.

Cresco Labs Inc.
Unaudited Summarized Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2025, December 31, 2024, and March 31, 2024

	For the Three Months Ended
($ in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Net cash provided by operating activities	$30,463	$29,486	$36,471
Net cash used in investing activities	(6,869)	(3,013)	(5,677)
Net cash used in financing activities	(5,733)	(42,034)	(11,149)
Effect of foreign currency exchange rate changes on cash and cash equivalents	2	9	(13)
Net increase in cash and cash equivalents	$17,863	$(15,552)	$19,632
Cash and cash equivalents and restricted cash, beginning of period	144,255	159,806	108,520
Cash and cash equivalents and restricted cash, end of period	$162,118	$144,254	$128,152

Cresco Labs

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended March 31, 2025, December 31, 2024, and March 31, 2024
	For the Three Months Ended
($ in thousands)	March 31, 2025	December 31, 2024	March 31, 2024
Net cash provided by operating activities	$30,463	$29,486	$36,471
Purchases of property and equipment	(5,818)	(3,204)	(3,782)
Proceeds from tenant improvement allowances	50	439	478
Free Cash Flow (Non-GAAP)	$24,695	$26,721	$33,167

Cresco Labs

Contacts
Media
Press@crescolabs.com
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com